Exhibit 3.2
2023 10-K
CERTIFICATE OF AMENDMENT
OF THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
HARTE HANKS, INC.

Harte Hanks, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

FIRST: The Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on October 1, 1970 and was amended by an Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on October 4, 1993 (as amended to date, the “Certificate of Incorporation”).

SECOND: The Board of Directors of the Corporation, acting in accordance with the provisions of Section 141 and Section 242 of the DGCL, has duly adopted resolutions approving an amendment to the Certificate of Incorporation by deleting the first sentence of Article Fourth in its entirety and replacing it with the following two paragraphs:

FOURTH: The aggregate number of shares of capital stock that the Corporation shall have the authority to issue is 26,000,000, of which 25,000,000 shares shall be Common Stock of the Corporation, par value $1.00 per share, and 1,000,000 shares shall be Preferred Stock, par value $1.00 per share.

Effective upon the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware (the “Effective Time”), each 10 shares of the Corporation’s Common Stock issued and outstanding immediately prior to the Effective Time and issued and held in the treasury of the Corporation immediately prior to the Effective Time shall, automatically and without any action on the part of the Corporation or the respective holders thereof, be combined and reclassified into one validly issued, fully paid and nonassessable share of Common Stock without increasing or decreasing the par value of each share of Common Stock (the “Reverse Stock Split”); provided, however, that no fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, any person who would otherwise be entitled to a fractional share of the Corporation’s Common Stock as a result of the Reverse Stock Split shall be entitled to receive a cash payment (without interest) equal to the fair value thereof, as determined in good faith by the Board of Directors. Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock into which the shares of Common Stock formerly represented by such certificate shall have been reclassified (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time).

THIRD: The foregoing amendment was duly adopted by the stockholders of the Corporation in accordance with Section 242 of the DGCL.

FOURTH: The terms and provisions of this Certificate of Amendment shall become effective upon the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly adopted and executed in its corporate name and on its behalf by its duly authorized officer as of the 30th day of January, 2018.

HARTE HANKS, INC.
By: /s/ Robert L. R. Munden
Robert L. R. Munden
Executive Vice President,
General Counsel & Secretary